Writer's Direct Dial: +44 (0) 207 614-2237
E-Mail: ssperber@cgsh.com

August 20, 2010

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, N. E. Washington, D.C. 20549 United States

Re:	Comment Letter—GlaxoSmithKline plc (“GSK”) Annual Report on Form 20-F for 2009

Dear Mr. Rosenberg:

We appreciated the opportunity to speak with your colleague Frank Wyman yesterday in connection with the comment letter dated August 13, 2010 relating to GSK’s Annual Report on Form 20-F for 2009.  As requested, this is a brief note to indicate that GSK intends to respond to the comments by September 24, 2010.

The preparation of a response to staff comment letters typically involves a number of GSK business, financial and legal personnel, as well as members of the GSK audit team from PricewaterhouseCoopers and outside counsel.  Arranging for this involvement in order to meet the requested deadline would be difficult, particularly in light of the summer holiday schedules of many of the individuals involved.

Mr. Jim B. Rosenberg, p. 2

You can reach either me, or my colleagues Jerry Neugebauer and Aimée Schultz, at my number above.  Please do not hesitate to contact us if you have any questions or if we can be of further assistance at this time.

Yours sincerely,

             /s/ Sebastian R. Sperber

       Sebastian R. Sperber

cc:
Mr. Frank Wyman, Securities and Exchange Commission
Mr. Mark Brunhofer, Securities and Exchange Commission
Mr. Christopher Buckley, GlaxoSmithKline plc
Ms. Victoria Whyte, GlaxoSmithKline plc
Mr. Andy Kemp, PricewaterhouseCoopers
Mr. Gerald Neugebauer, Cleary Gottlieb Steen & Hamilton LLP
Ms. Aimée Schultz, Cleary Gottlieb Steen & Hamilton LLP